Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
June 29, 2017	JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

VIA EDGAR

Marianne Dobelbower, Esq.

David Manion

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation III
Pre-Effective	Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-215360)

Dear Ms. Dobelbower and Mr. Manion:

On behalf of FS Investment Corporation III (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations on June 14, 2017 and June 21, 2017 regarding the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-215360) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

General

1. The consent of the independent registered accounting firm will be stale following June 25, 2017. If the Registration Statement is not declared effective by June 25, 2017, please file an updated consent.

The Company confirms that it will file an updated consent.

2. We note that disclosure describing the share repurchase program has been updated throughout the prospectus. Please revise the disclosure describing the maximum number of shares the Company intends to repurchase for plain English.

Marianne Dobelbower, Esq. David Manion June 29, 2017 Page 2

The Company will revise the description of the share repurchase program as follows (by adding the underlined language and deleting the stricken language):

We have implemented a share repurchase program pursuant to which we intend to conduct quarterly repurchases of a limited number of outstanding shares of our common stock. On May 10, 2017, our board of directors amended the share repurchase program. As amended, we will limit the maximum number of shares of common stock to be repurchased for any repurchase offer to the greater of (A) the number of shares of common stock that we can repurchase with the proceeds we have received from the sale of shares of common stock under our distribution reinvestment plan during the twelve-month period ending on the date the applicable repurchase offer expires (less the amount of proceeds used to repurchase shares of common stock on each previous repurchase date for repurchase offers conducted during such twelve-month period) (we refer to this limitation as the twelve-month repurchase limitation) and (B) the number of shares of common stock that we can repurchase with the proceeds we receive from the sale of shares of common stock under our distribution reinvestment plan during the three-month period ending on the date the applicable repurchase offer expires (we refer to this limitation as the three-month repurchase limitation). In addition to this limitation, the maximum number of shares of common stock to be repurchased for any repurchase offer will also be limited to 10.0% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 2.5% in each calendar quarter. As a result, the maximum number of shares of common stock to be repurchased for any repurchase offer will not exceed the lesser of (i) 10.0% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 2.5% in each calendar quarter, and (ii) whichever is greater of the twelve-month repurchase limitation described in clause (A) above and the three-month repurchase limitation described in clause (B) above ~~the greater of (x) the number of shares of common stock that we can repurchase with the proceeds we receive from the sale of shares of common stock under our distribution reinvestment plan during the twelve-month period ending on the expiration date of such repurchase offer (less the amount of any such proceeds used to repurchase shares of common stock on each previous repurchase date for tender offers conducted during such period) and (y) the number of shares of common stock that we can repurchase with the proceeds we receive from the sale of shares of common stock under our distribution reinvestment plan during three-month period ending on the expiration date of such repurchase offer.~~

Marianne Dobelbower, Esq. David Manion June 29, 2017 Page 3

In addition, the Company will include the following example in the section of the prospectus titled “Share Repurchase Program”:

For example, had we conducted a quarterly repurchase that expired on January 1, 2017, 2.5% of the weighted average number of shares of common stock outstanding in the prior calendar year ended December 31, 2016 would have been 7,297,549 shares, the twelve-month repurchase limitation described in clause (A) above would have been 7,397,151 and the three-month repurchase limitation described in clause (B) above would have been 2,866,427. As a result, the maximum number of shares of common stock we would have offered to repurchase in the foregoing example would have been 7,297,549, which is 2.5% of the weighted average number of shares of common stock outstanding in the prior calendar year ended December 31, 2016.

Prospectus Summary

3. Please supplementally confirm that the yields discussed on page 6 include all investments, including non-performing and non-income producing investments.

The Company supplementally confirms that the yields discussed on page 6 include all investments, including non-performing and non-income producing investments.

4. We note that on page 25 and elsewhere in the prospectus, the disclosure indicates that the FSIC III Advisor agreed to a permanent 25 basis point waiver of the base management fee. Please supplementally confirm whether this waiver is subject to recoupment and, to the extent it is, please disclose that fact as appropriate in the prospectus and describe the terms of the recoupment, if applicable.

The Company supplementally confirms that the noted waived fees are not subject to recoupment.

Financial Statements, Note 10. Financial Highlights, Page F-76

5. We note that the expense and income ratios for the three month period ended March 31, 2017 are not annualized and are presented next to the full year figures for the year ended December 31, 2016. In order to show consistency between the interim stub period and the audited full year period, expense and income ratios should be annualized. Please ensure in future filings that the presentation of these ratios conforms with ASC 946-20-45.

In future filings, the Company will annualize the expense and income ratios.

* * * * * * *

Marianne Dobelbower, Esq. David Manion June 29, 2017 Page 4

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:       Stephen S. Sypherd

              FS Investment Corporation III